Arena

ANNUAL REPORT 2001 for ENA ... ICALS, INC.

Our vision is to become the recognized world leader in GPCR drug discovery and development across all major therapeutic areas. As we pursue this vision, we will continue to foster an environment of scientific excellence and innovation. Our ultimate objective is the commercialization of significant new pharmaceutical products worldwide.

Our mission to create and commercialize important new therapeutics will be achieved by integrating genomic information, biologic discoveries and proprietary technologies. Currently, we are pursuing multiple internal discovery programs that are advancing the most promising lead candidates toward development.

Arena seeks to bring together the best people and provide them with the resources and tools they need to achieve our mission. Our vision guides us as we work toward building a viable pharmaceutical company—a company based on unique and proprietary technologies and dedicated, productive employees.

2001	SIGNIFICANT EVENTS
January	Inception of PROJECT GENESIS
February	Acquisition of Melanophore technology
June	Secondary offering raises $123 million
November	GPCR expression in 80 normal tissues completed
December	Record revenues in year 2001

FINANCIAL HIGHLIGHTS | ◦

Year ended December 31,	2001	2000	1999	1998
Total revenues	$ 18,059,999	$ 7,683,396	$ —	$ —
Research and development	22,864,250	12,080,204	8,336,483	2,615,526
General and administrative	5,390,446	2,678,980	1,814,023	728,806
Amortization of deferred compensation	4,239,740	4,342,896	378,109	—
Amortization of acquired technology and other purchased intangibles	1,280,830	4,342,896	378,109	—
Total operating expenses	33,775,266	19,102,080	10,528,615	3,344,332
Interest and other, net	1,222,650	5,056,714	290,665	(51,986)
Net loss	(6,882,724)	(6,361,970)	(10,237,950)	(3,396,318)

As of December 31	2001	2000	1999	1998
Balance Sheet Data:				
Cash, cash equivalents and short-term investments	$226,924,293	$144,413,176	$ 5,401,508	$ 194,243
Total assets	276,973,710	152,711,929	8,525,840	1,653,090
Long-term debt, net of current portion	402,092	960,517	2,158,784	970,785
Total stockholder's equity (deficit)	269,473,678	148,784,325	(13,899,549)	(4,068,283)

[* SEE BELOW]

Potential Therapeutic GPCR Targets


20
80
145
342
532
1997
1998
1999
2000
2001

Scientific Employees


7
18
46
86
168
1997
1998
1999
2000
2001

R&D Spending *


$0.4
$2.6
$8.3
$12.1
$22.9
1997
1998
1999
2000
2001

[* IN MILLIONS]

∘ | LETTER TO STOCKHOLDERS

To the Stockholders of Arena Pharmaceuticals, Inc.:

This past year has been excellent for Arena. We significantly extended our GPCR (G protein-coupled receptor) leadership position, initiated several new revenue generating discovery collaborations and increased Arena's financial stability. In February 2001 Arena acquired Bunsen Rush Laboratories, a company with patented receptor based signal detection technology for $15 million in cash. This acquired Melanophore technology, when used in combination with Arena's internally developed CART technology, has made possible an ambitious program we call Project Genesis, intended to finish initial drug discovery at all human GPCR targets in the next two to four years. We focus our research on GPCRs because these are the major pharmaceutical target class.

As Project Genesis proceeds, we expect to discover significant previously unknown receptor mechanisms contributing to the efficacy or side effects of many marketed pharmaceutical products. This information will enable Arena scientists to develop more selective improved versions of older therapeutics. Our efforts have already achieved important discoveries in cardiovascular, diabetes, cancer, and osteoporosis areas.

We continue to grow our R&D capabilities. In the past year, research spending has increased by 89% to support Project Genesis and our efforts to commence the clinical testing of Arena discovered compounds in the future. Employment increased significantly to approximately 200, 85% of which are in R&D. During the past several years, Arena has invested heavily in developing its GPCR discovery engine. According to recent published statistics, Arena led all other companies in GPCR patent filings for the past several years and we believe our GPCR discovery ability is at least on par with the world's largest pharmaceutical discovery organizations. At Arena we have identified well over 700 GPCRs in the human genome, and we expect to screen the first 100 of these targets this year. Our scientific employment is expected to increase by about 50% during 2002 and perhaps by up to an additional 30% in 2003 as we begin clinically testing our first few drug candidates.

I expect that Project Genesis will provide the necessary vital screening information to enable Arena's chemists to optimize 10 to 15 small molecule leads each year, resulting in numerous IND filings. This will allow Arena to meet our long-term goal of moving 10 to 15 major pharmaceutical lead compounds into clinical development in the next 10 years. We expect to begin marketing the first of these new compounds in about seven or eight years.

During the past year, three new collaborations were initiated and one was expanded. In total all our collaborations, new and old, generated revenue of more than $18 million, allowing much of Arena's costs to be covered by such revenue. During the next few years, I expect continued significant increases in partnering revenue as Project Genesis begins to yield greater new drug opportunities.

Arena was founded in 1997 and I believe we have accomplished a great deal in a short time. More importantly, I believe we are just beginning to achieve our potential. My goal as President & CEO is to make Arena a significant pharmaceutical company and the world leader in receptor based drug discovery, an objective that I believe is possible because of the many outstanding individuals in our company.



Jack Lief

Jack Lief
President and Chief Executive Officer

ARENA HAS THE FINEST EMPLOYEES IN THE INDUSTRY









ARENA: THE EMPLOYEES

Integrity
A high standard of behavior characterized by a personal commitment to do what is right

Excellence
Being the best at everything we do

Teamwork
Cooperative effort to achieve a common goal

Innovation
Discovering and implementing cutting edge solutions

○ | PROJECT GENESIS

Initiated in January 2001, PROJECT GENESIS is the core focus of Arena Pharmaceuticals. PROJECT GENESIS is a program in which we expect to complete the initial drug discovery process on GPCRs in the next 2 to 4 years. From PROJECT GENESIS, we expect to obtain numerous valuable leads for the development of drugs to be commercialized by Arena and its collaborators.

PROJECT GENESIS unites the scientific expertise of our employees with the GPCR focus of the company and its CART and Melanophore technologies in an effort to build a complete set of information on the GPCR target class. We believe that having a complete understanding of the GPCR class will give us a unique competitive position for the development of important new therapeutics.

The first step of PROJECT GENESIS is to find the GPCR targets in the human genome. Second, we will use our proprietary GPCR microarray chip to map GPCRs in both normal and diseased tissues. We will subsequently clone GPCRs in order to apply our CART technology and create constitutively activated versions of the GPCRs.

Third, we will screen CART-activated GPCRs against our chemical library using our Melanophore technology in search of initial hits. We will use our chemistry resources to optimize and improve the initial hits from screening. Finally, we will continue our ongoing effort to file patents on the intellectual property that PROJECT GENESIS generates.

We expect to complete PROJECT GENESIS by 2004 to 2005.

Estimated PROJECT GENESIS Timelines


ITEM:
TIME END POINT:
Identify GPCRs
GPCR Mapping
Assay Development
Screening
Chemistry
Intellectual Property
2001
2002
2003
2004
2005
2006

Our Company

We have developed a new technology, which we call CART™ (Constitutively Activated Receptor Technology), that reduces the amount of time required to discover drug-like compounds. CART allows us to develop novel biochemical assays to discover drug-like compounds that target G protein-coupled receptors, called GPCRs, an important class of receptors. We use CART to discover drug-like compounds by genetically altering receptors to mimic the biological response that occurs when the native ligand binds to the receptor. We refer to these genetically altered receptors as CART-activated receptors. We use CART-activated receptors as a screening object to identify chemical compounds that alter the biological response of the receptor, and these compounds form the basis for drug candidates.

Using CART technology, we have discovered drug-like compounds that have demonstrated pharmacological activity in pre-clinical, or animal studies through our own internal research and drug development efforts, as well as through those of our collaborators. We have significant revenue producing collaborations with Fujisawa Pharmaceutical Co., Ltd., Eli Lilly and Company, and Taisho Pharmaceutical Co., Ltd. The year 2001 was a record year for revenues from these collaborations. In 2001, we began new collaborations with ICI/Quest and TaiGen Biotechnology Co., Ltd.

In early 2001, we acquired the Melanophore screening technology from Bunsen Rush Laboratories. The Melanophore technology is a simple, robust and widely applicable functional assay technique for the identification of modulators to GPCRs and thus is complementary to our CART technology. We believe that the Melanophore technology will help us streamline the drug discovery process.

We plan to complete a drug discovery program, that we call Project Genesis, on the entire GPCR target class of both known and orphan GPCRs over the next 2 to 4 years. We expect the results of Project Genesis to produce many significant drug candidates for our own portfolio and many more drug candidates which we will partner with our collaborators.

SELECTED FINANCIAL DATA

The following Selected Financial Data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Audited Financial Statements" included elsewhere in this Annual Report.

Year Ended December 31,	2001	2000	1999	1998	Period from April 14, 1997 (inception) through December 31, 1997
Revenues					
Collaborative agreements	$ 16,643,999	$ 7,683,396	$ —	$ —	$ —
Collaborative agreements with affiliates	1,416,000	—	—	—	—
Total revenues	18,059,999	7,683,396	—	—	—
Expenses					
Research and development	22,864,250	12,080,204	8,336,483	2,615,526	447,038
General and administrative	5,390,446	2,678,980	1,814,023	728,806	234,614
Amortization of deferred compensation	4,239,740	4,342,896	378,109	—	—
Amortization of acquired technology	1,280,830	—	—	—	—
Total operating expenses	33,775,266	19,102,080	10,528,615	3,344,332	681,652
Interest and other, net	8,832,543	5,056,714	290,665	(51,986)	(13,113)
Net loss	(6,882,724)	(6,361,970)	(10,237,950)	(3,396,318)	(694,765)
Non-cash preferred stock charge	—	(22,391,068)	—	—	—
Net loss applicable to common stockholders	$ (6,882,724)	$ (28,753,038)	$(10,237,950)	$(3,396,318)	$ (694,765)
Net loss per share, basic and diluted	$ (0.28)	$ (2.84)	$ (10.05)	$ (3.51)	$ (0.73)
Shares used in calculating net loss per share, basic and diluted	24,989,067	10,139,755	1,018,359	966,799	955,000

Year Ended December 31,	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash and cash equivalents	$176,676,669	$144,413,176	$ 5,401,508	$ 194,243	$1,553,422
Short-term investments	50,247,624	—	—	—	—
Total assets	276,973,710	152,711,929	8,525,840	1,653,090	2,421,603
Long-term obligations, net of current portion	402,092	960,517	2,158,784	970,785	790,863
Redeemable convertible preferred stock	—	—	18,251,949	2,598,643	2,193,356
Deferred compensation	(3,611,933)	(7,899,970)	(625,955)	—	—
Accumulated deficit	(27,573,727)	(20,691,003)	(14,329,033)	(4,091,083)	(694,765)
Total stockholders' equity (deficit)	269,473,678	148,784,325	(13,899,549)	(4,068,283)	(694,665)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with "Audited Financial Statements" included elsewhere in this Annual Report.

We are an emerging biopharmaceutical company focused principally on discovering and developing drugs that target GPCRs. We use CART and Melanophore technologies to identify drug leads more efficiently than traditional drug discovery techniques.

Critical Accounting Policies and Management Estimates

The Securities and Exchange Commission defines critical accounting policies as those that are, in management's view, most important to the portrayal of the company's financial condition and results of operations and most demanding of their judgment. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the US. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies include:

Revenue Recognition. Our revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements. SAB 101 provides guidance related to revenue recognition based on the interpretations and practices developed by the Securities and Exchange Commission. Many of our agreements contain multiple elements, including downstream milestone and royalty obligations.

Revenue from milestones is recognized when earned, as evidenced by written acknowledgment from our collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) our performance obligations after the milestone achievement will continue to be funded by our collaborator at a comparable level to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of our performance obligations under the agreement. Upfront fees under our collaborations are deferred and recognized over the period the related services are provided. Amounts received for research funding for a specified number of full time researchers are recognized as revenue as the services are provided, as long as the amounts received are not refundable regardless of the results of the research project. Amounts received for research funding are recognized as revenues as the services are performed.

Goodwill and Intangibles. Purchase accounting requires accounting estimates and judgments to allocate the purchase price to the fair market value of the assets and liabilities purchased. In February 2001 we acquired Bunsen Rush for $15.0 million in cash. We allocated $15.4 million to the patented Melanophore technology and assumed approximately $430,000 in current liabilities. The acquired Melanophore technology is being amortized over its useful life of ten years. The estimated useful life of ten years was determined based on an analysis, as of the acquisition date, of conditions in, and the economic outlook for, the pharmaceutical and biotechnology industries and the patent life of the technology. As with any intangible asset, we will evaluate the value of the technology and, if necessary, we will have a future write-down of the carrying value of the technology if we determine the technology has become impaired or may accelerate the amortization if we determine the technology life has been shortened.

Income Taxes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and notes thereto which begin on page 17 of this Annual Report and which contain accounting policies and other disclosures required by generally accepted accounting principles.

Overview

In April 2000, we entered into a collaboration with Eli Lilly, one of the world's leading pharmaceutical companies. Our collaboration with Eli Lilly is principally focused on the central nervous system and also includes GPCRs of potential interest in the cardiovascular and oncology fields. During our collaboration, we pursue an agreed upon research plan with Eli Lilly that has several objectives. We mutually review and select GPCRs that will become subject to the collaboration. These GPCRs may be provided either by us or by Eli Lilly. We and Eli Lilly jointly select a number of GPCRs for CART-activation and we provide Eli Lilly with enabled high-throughput screens for screening at either party's facilities. We receive research funding from Eli Lilly for our internal resources committed to the collaboration, which are augmented by substantial resources by Eli Lilly. Together, we are responsible for identifying drug leads and Eli Lilly will be responsible for the pre-clinical and clinical testing and development of drug candidates. We may receive up to $1.25 million per receptor based upon milestone payments in connection with the successful application of CART to each receptor and up to an additional $6.0 million based upon clinical development milestone payments for each drug candidate discovered using CART. We may also receive additional milestone and royalty payments associated with the commercialization of drugs discovered using CART, if any. Revenues recognized under the Eli Lilly collaboration were approximately $8.5 million for the year ended December 31, 2001 consisting of research funding of approximately $4.9 million, milestone achievements of approximately $3.5 million, and $100,000 from amortization of the upfront payment. For the year ended December 31, 2000, revenues recognized under the Eli Lilly collaboration were approximately $5.2 million for the year ended December 31, 2000 consisting of research funding of approximately $2.9 million, milestone achievements of approximately $2.2 million, and $75,000 from amortization of the upfront payment.

In May 2000, we entered into an agreement with Taisho Pharmaceutical Co., Ltd. to initiate a research collaboration focused on several GPCRs selected by Taisho in therapeutic areas of interest to Taisho. Under the terms of the agreement, Taisho will receive exclusive, worldwide rights to the selected CART-activated GPCR targets and to any drug leads discovered using the activated versions of these receptors. We may receive up to a total of $2.3 million in revenues per receptor associated with research, development and screening fees. We may also receive clinical development milestones, regulatory approval milestones and royalties on drug sales, if any. In January 2001, we signed an amendment to the May 2000 agreement whereby Taisho was granted world-wide rights to the Company's 18-F Program, an obesity orphan receptor target and small molecule modulators. In accordance with the amendment, Taisho made a payment in April 2001 to us for the 18-F Program based upon work completed by the Company through the date of the amendment. In addition, we may receive additional milestone and research funding payments and royalties on drug sales, if any.

In March 2001, we entered into a receptor discovery agreement with Taisho. Under the terms of the agreement, we will identify the receptor that binds with a ligand that Taisho provided. If we are successful in identifying and cloning this receptor, we will CART-activate this receptor and provide a screening assay to Taisho. In connection with this agreement, Taisho paid us a one-time non-refundable research and development fee which is being recognized as revenue as the services are being performed. In addition, we may receive additional milestone payments and royalties on drug sales, if any.

Revenues recognized under the Taisho collaborations were approximately $6.2 million for the year ended December 31, 2001 consisting of milestone achievements and research and development fees of approximately $4.8 million, research funding of $1.3 million and $120,000 from amortization of the upfront payment. Revenues recognized under the Taisho collaborations were approximately $2.4 million for the year ended December 31, 2000 consisting of milestone achievements of approximately $2.3 million and $80,000 from amortization of the upfront payment.

In January 2000, we entered into a collaborative agreement with Fujisawa Pharmaceutical, Co., Ltd. Under the collaboration, we will jointly validate up to 13 orphan GPCRs as drug screening targets. We will be responsible for receptor identification, location and regulation, and will apply CART to GPCRs selected by Fujisawa. We will also seek to validate screening assays based on the selected GPCRs. Fujisawa will be entitled to screen selected assays against its chemical compound library to identify drug leads. Fujisawa will also be responsible for the pre-clinical and clinical development of any drug candidates that we or Fujisawa discover. We may also screen the selected GPCRs using our in-house chemical library. If we and Fujisawa achieve various milestones, we may receive up to a maximum of $3.5 million per selected receptor in assay transfer, screening and exclusivity fees, and up to a maximum of $2.0 million per selected receptor based upon the filing of one or more investigational new drug applications for each drug candidate discovered using a CART-activated receptor. We may also receive clinical development milestones, regulatory approval milestones and royalties on drug sales, if any. Our collaborative agreement with Fujisawa will terminate upon the expiration of Fujisawa's obligation to make royalty payments under the agreement, if any. For the year ended December 31, 2001, we recognized $500,000 in milestone-based revenues under the Fujisawa collaboration.

In June 2001, we entered into an agreement with ICI to apply our CART technology to olfactory and gustatory GPCRs. The feasibility period of research under our agreement lasted approximately six months and included applying our CART technology to develop olfactory and/or gustatory GPCR assays for ICI and then screening using compounds supplied by ICI businesses. Under the one-year exclusivity period of our agreement that started when the feasibility period ended, ICI has the exclusive right to request us to select additional sensory GPCRs for which we will apply our CART technology. We may also receive royalties on related sales, if any. For the year ended December 31, 2001, we recognized revenues of $600,000 under the ICI agreement.

In July 2001, we entered into an agreement with TaiGen Biotechnology Co., Ltd., a Taiwan-based start-up biopharmaceutical organization focused on the discovery and development of innovative therapeutics. In exchange for $3.3 million in equity in TaiGen's Series A preferred financing, TaiGen has the right to select and obtain several GPCRs from us. We will activate and develop a screening assay and transfer selected activated receptors to TaiGen. We may also receive royalty payments based on annual TaiGen licensing

• | MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

revenue, if any. We will not initially receive any cash payments from TaiGen. We account for our ownership interest in TaiGen using the equity method of accounting, a method of accounting for an investment, which requires increasing or decreasing the investment for the investor's proportionate share of the investee's earnings or losses. For the year ended December 31, 2001, we recognized revenues of $1.4 million for the transfer of selected receptor screens to TaiGen. This revenue is considered related party revenue because our President and CEO is a member of the board of directors of TaiGen. One of our outside directors is also a member of the board of directors of TaiGen. In addition, based upon our ownership interest in TaiGen of approximately 17%, as well as our representation on TaiGen's board of directors, we shared in TaiGen's losses, increasing our net loss for the year ended December 31, 2001 by approximately $204,000.

In August 2001, we entered into a Melanophore technology agreement with Eisai Co., Ltd., a Japan-based pharmaceutical company. The one-year agreement allows Eisai to use our Melanophore technology for the identification of natural ligands to cell surface receptors. Eisai may extend the agreement for one additional year by payment of an extension fee. We may also receive consulting fees, research and development milestones and royalties on drug sales, if any. For the year ended December 31, 2001, we recognized $414,000 in license revenues under the Eisai agreement.

We have entered into a drug research collaboration agreement and a software license agreement with Tripos, a related party, and we may enter into additional agreements with Tripos for the joint development of drug leads using CART-activated receptors and Tripos' chemical library. We will jointly share expenses and any proceeds resulting from the collaboration. In addition, during 2001, we paid Tripos $1,405,000 for compounds purchased outside of the existing agreements with Tripos, and the use of such compounds by us will not involve additional payments to Tripos.

Our receipt of revenues from collaborative arrangements will be significantly affected by the amount of time and effort expended by our collaborators, the timing of the identification of useful drug targets, the timing of the discovery of drug leads and the development of drug candidates. Under our existing agreements, we may not earn significant milestone payments until our collaborators have advanced products into clinical testing, which may not occur for many years, if at all.

In February 2001, we acquired, for $15.0 million in cash, all of the outstanding capital stock of Bunsen Rush Laboratories, Inc., a company that provided receptor screening for the pharmaceutical and biotechnology industries using its proprietary and patented Melanophore technology. Melanophore technology is a functional-based screening technology used to identify compounds that interact with cell surface receptors, including known and orphan GPCRs and receptor tyrosine kinases. The functional nature of Melanophore technology eliminates the need for radioactive or fluorescent screening techniques and provides a simple and sensitive means to detect cellular signals generated by activated GPCRs. Substantially all of the purchase price has been allocated to acquired technology, which we amortize over ten years. For the year ended December 31, 2001, amortization of acquired technology and other purchased intangibles related to the Bunsen Rush acquisition totaled $1.3 million.

We recently initiated Project Genesis, an internal drug discovery program using a combination of CART, Melanophore and other technologies that we believe will allow us to discover a substantial number of unique small molecule drug leads and drug candidates. With the recent completion of the sequencing of the human genome, we view Project Genesis as a strategic extension of our scientific and business capabilities. Indeed, to the extent that the human genome project has identified all of the genes within humans, we believe that Project Genesis will allow us to discover new drug leads at therapeutically relevant GPCRs.

We plan to pursue several specific objectives during the remainder of 2002, namely: establishing additional collaborations with pharmaceutical and biotechnology companies; mapping of human GPCRs in normal and diseased tissues to create an expression database; increasing our internally funded drug discovery efforts, including expansion of our chemistry, screening and clinical development capabilities; pursuing other objectives as part of Project Genesis.

We incur significant research and development expenses. As of December 31, 2001, all of our research and development costs have been expensed as incurred. We generally do not track our historical research and development costs by project; rather, we track such costs by the type of cost incurred, primarily personnel expenses and laboratory-related expenses. For this reason, we cannot accurately estimate with any degree of certainty what our historical costs have been for any particular research and development project. We believe that continued investment in research and development is critical to attaining our strategic objectives. We expect that the implementation and continuation of Project Genesis will significantly increase our research and development expenses.

In connection with the grant of stock options to employees, we recorded deferred stock compensation totaling $226,000 and $11.6 million during the years ended December 31, 2001 and 2000, respectively. The deferred stock compensation represents the difference on the date such stock options were granted between the exercise price and the estimated market value of our common stock as determined by our management, or after July 28, 2000, the quoted market value. Deferred compensation is included as a reduction of stockholders' equity and is amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, which permits an accelerated amortization methodology. We recorded amortization of deferred compensation expense of approximately $4.2 million during the year ended December 31, 2001 and $4.3 million during the year ended December 31, 2000. As of December 31, 2001, we anticipate that total charges to be recognized in future periods from amortization of deferred stock compensation will be $2.5 million for the year ending December 31, 2002, $1.0 million for the year ending December 31, 2003 and $112,000 for the year ending December 31, 2004.

Our ability to achieve our identified goals or objectives is dependent upon many factors, some of which are out of our control, and we may not achieve our identified goals or objectives. Our operating results will depend upon many factors, including the expiration or termination of our collaborations, the size of future collaborations, the success rate of our technology collaborations leading to milestones and royalties, and general and industry-specific economic conditions which may affect research and development expenditures. As a consequence, our revenues in future periods are likely to fluctuate significantly from period to period.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenues. We recorded revenues of $18.1 million during the year ended December 31, 2001, compared to $7.7 million in revenue during the year ended December 31, 2000. Eighty-one percent and 99 percent of our revenues during the years ended December 31, 2001 and 2000, respectively, were from our collaborations with Eli Lilly and Taisho, both significant customers, which included research funding, milestone payments, and technology access and development fees. Our collaborators often pay us before we recognize the revenue and these payments are deferred until earned. As of December 31, 2001, we had deferred revenues totaling approximately $2.8 million.

Research and Development Expenses. Research and development expenses increased $10.8 million to $22.9 million for the year ended December 31, 2001 from $12.1 million for the year ended December 31, 2000. The increase was due primarily to increases in: personnel expenses of $5.1 million; lab supplies,

• | MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

laboratory equipment rental and depreciation of laboratory equipment totaling $4.0 million; and subscription fees of $750,000 for our subscription to the web-based Celera Discovery System entered into in 2001. As of December 31, 2001, all research and development costs have been expensed as incurred. We believe that continued investment in research and development is critical to attaining our strategic objectives and we expect these expenses to continue and to increase.

General and Administrative Expenses. General and administrative expenses increased $2.7 million to $5.4 million for the year ended December 31, 2001 from $2.7 million for the year ended December 31, 2000. The increase was a result of increased personnel added to support a growing company as well as supporting the needs of a public company. General and administrative expenses consist primarily of salaries and related personnel expenses for executive, finance and administrative personnel, professional fees, and other general corporate expenses. We expect that our general and administrative expenses will increase to support our growth and requirements as a public company.

Amortization of Deferred Compensation. Deferred compensation for options granted to employees has been determined as the difference between the exercise price and the fair value of our common stock, as estimated by us for financial reporting purposes, or quoted market value after July 28, 2000, on the date options were granted. Deferred compensation for options granted to consultants was determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of the equity instruments issued and is periodically re-measured as the underlying options vest in accordance with EITF 96-18.

For the year ended December 31, 2001, we recorded amortization of deferred compensation of approximately $4.2 million, compared to $4.3 million for the year ended December 31, 2000.

Interest Income. Interest income increased $3.0 million to $7.6 million for the year ended December 31, 2001 from $4.6 million for the year ended December 31, 2000. The increase was due to higher average cash and investment balances primarily due to our public offering in June 2001 through which we raised net cash proceeds of $123.0 million, offset by declining interest rates in 2001.

Interest Expense. Interest expense decreased $108,000 to $112,000 for the year ended December 31, 2001 from $220,000 for the year ended December 31, 2000. This decrease was primarily the result a reduction in average balances of obligations under capital leases during the year ended December 31, 2001 as well as a convertible note to a related party that was converted into common stock in July 2000.

Gain on Investment. Gain on investment increased by $608,000 to $1.2 million for the year ended December 31, 2001 from $576,000 for the year ended December 31, 2000 as a result of a larger gain on the sale of liquid short-term investments in 2001.

Other Income. Other income increased $297,000 to $354,000 for the year ended December 31, 2001 from $57,000 for the year ended December 31, 2000. This increase was due primarily to the rental income we earned in 2001 when we acquired a facility subject to a lease with a tenant.

Minority Interest in TaiGen. Our minority interest in TaiGen accounted for a loss of $204,000 for the year ended December 31, 2001. We account for our ownership interest in TaiGen, which we acquired in July 2001 using the equity method of accounting, a method of accounting for an investment, which requires increasing or decreasing the investment for the investor's proportionate share of the investee's earnings or losses. Based upon our ownership interest in TaiGen, we recorded our share of TaiGen's losses by increasing our net loss for the year ended December 31, 2001.

Non-Cash Preferred Stock Charge. We recorded a non-cash preferred stock charge of $22.4 million for the year ended December 31, 2000. This non-cash preferred stock charge relates to the issuance of our Series E preferred stock in January 2000, our Series F preferred stock in March 2000 and our Series G preferred stock in April 2000, which were converted into shares of our common stock upon the closing of our initial public offering. We recorded the non-cash preferred stock charge at the dates of issuance by increasing the net loss applicable to common stockholders, without any effect on total stockholders' equity. The amount increased our basic net loss per share for the year ended December 31, 2000.

Year Ended December 31, 2000 Compared to the Year Ended December 31, 1999

Revenues. We recorded revenues of $7.7 million for the year ended December 31, 2000 as compared to no revenue for the year ended December 31, 1999. Ninety-nine percent of revenues for the year ended December 31, 2000 were attributable to our collaborations with Eli Lilly and Taisho, which included research funding, milestone achievements and technology access and development fees. If our collaborators pay us before we recognize the revenue, we will defer revenue recognition of these payments until earned. As of December 31, 2000 we had current and non-current deferred revenues totaling approximately $705,000.

Research and Development Expenses. Our research and development expenses increased $3.8 million to $12.1 million for the year ended December 31, 2000 from $8.3 million for the year ended December 31, 1999. This increase was primarily due to increased personnel-related expenses of $3.5 million and lab supplies costing $1.4 million in order to expand the application of our technology. The increase was offset by reduced expenses of $1.1 million related to the development of T-82 for which we initiated our first Phase I clinical trial in early 1999, and which was completed in late 1999.

General and Administrative Expenses. Our general and administrative expenses increased $900,000 to $2.7 million for the year ended December 31, 2000 from $1.8 million for the year ended December 31, 1999. This increase was primarily due to increased personnel expenses related to additional personnel hired in the accounting, legal and general administration departments. This increased staffing was necessary to manage and support our continued growth as well as to accommodate the demands associated with operating as a public company.

Amortization of Deferred Compensation. We recorded amortization of deferred compensation of approximately $4.3 million for the year ended December 31, 2000 as compared to $378,000 for the year ended December 31, 1999.

Interest Income. Interest income increased $4.2 million to $4.6 million for the year ended December 31, 2000 from $447,000 for the year ended December 31, 1999. The increase was primarily attributable to higher average levels of cash and cash equivalents in the year ended December 31, 2000.

Interest Expense. Interest expense increased $54,000 to $220,000 for the year ended December 31, 2000 from $166,000 for the year ended December 31, 1999. This increase represents interest incurred on our equipment leases.

Gain on Investment. For the year ended December 31, 2000 we recorded a gain on the sale of liquid short-term investments in the amount of $576,000.

Other Income. Other income increased $48,000 to $57,000 for the year ended December 31, 2000 from $9,000 for the year ended December 31, 1999. This increase represents rental income received from subleasing office space.

Net Loss. Net loss decreased $3.8 million to $6.4 million for the year ended December 31, 2000 compared to $10.2 million for the year ended December 31, 1999. The decrease reflects revenues of $7.7 million in the year ended December 31, 2000 reduced by increases in research and development and general and administrative expenses as well as amortization of deferred compensation.

Non-Cash Preferred Stock Charge. We recorded a non-cash preferred stock charge of $22.4 million for the year ended December 31, 2000. This non-cash preferred stock charge relates to the issuance of our Series E preferred stock in January 2000, our Series F preferred stock in March 2000 and our Series G preferred stock in April 2000, which were converted into shares of our common stock upon the closing of our initial public offering. We recorded the non-cash preferred stock charge at the dates of issuance by increasing the net loss applicable to common stockholders, without any effect on total stockholders' equity. The amount increased our basic net loss per share for the year ended December 31, 2000.

Liquidity and Capital Resources

Liquidity refers to our ability to generate adequate amounts of cash to meet our needs. We have been generating only a portion of the cash necessary to fund our operations from revenues. We have incurred a loss in each year since inception, and we expect to incur substantial losses for at least the next several years. We expect that losses may fluctuate, and that such fluctuations may be substantial. At December 31, 2001, we had an accumulated deficit of $27.6 million. Our accumulated deficit is the result of expenses incurred in connection with our research and development activities and general and administrative costs. We have funded our operations primarily through public and private equity financings, and to a lesser extent from cash we received from our collaborators, together with our interest income and gains from our investments.

Potential immediate sources of liquidity for us include cash balances and unused borrowing capacity. Another potential source of liquidity is the sale of additional shares of our stock.

The maintenance of liquidity is one of the goals of our cash investment policy. Under this policy, we seek to limit our risk in order to preserve the principal.

As of December 31, 2001, we had $226.9 million in cash and cash equivalents and short-term investments compared to $144.4 million in cash and cash equivalents as of December 31, 2000. The increase of $82.5 million is primarily attributable to the net proceeds from our public offering of common stock in June 2001 where we raised $123.0 million, partially offset by our acquisition of Bunsen Rush Laboratories for $15.0 million in cash in February 2001, the purchase of three of our facilities for a total of $11.9 million in cash in 2001, as well as other equipment purchases totaling $8.7 million. This was also partially offset by cash used in operations of $1.6 million.

Net cash used in operating activities was approximately $1.6 million during the year ended December 31, 2001. The primary use of cash for the year ended December 31, 2001 was to fund our net loss in the period, adjusted for non-cash expenses, including amortization of deferred compensation, amortization of acquired technology and other purchased intangibles, and changes in operating assets and liabilities. Net cash used in operating activities was approximately $4.1 million during the year ended December 31, 2000 and $8.7 million during the year ended December 31, 1999. The primary use of cash was to fund our net losses for these periods, adjusted for non-cash expenses, including $4.3 million in non-cash amortization of deferred compensation during the year ended December 31, 2000, and changes in operating assets and liabilities.

Net cash used in investing activities was approximately $88.9 million during the year ended December 31, 2001. Net cash used in investing activities for the year ended December 31, 2001 was primarily the result of purchases of short-term investments, the acquisition of Bunsen Rush Laboratories, our purchase of three facilities and the acquisition of laboratory and computer equipment, and furniture and fixtures. Net cash used in investing activities was approximately $2.2 million during the year ended December 31, 2000 and $2.1 million during the year ended December 31, 1999. Net cash used in investing activities was used primarily to purchase laboratory and computer equipment and furniture and fixtures.

Net cash provided by financing activities was approximately $122.8 million during the year ended December 31, 2001. The net cash provided by financing activities for the year ended December 31, 2001 was primarily attributable to the net proceeds from our public offering of common stock in June 2001 where we raised $123.0 million offset by $540,000 in principal payments on our capital leases. Net cash proceeds from financing activities were approximately $145.3 million during the year ended December 31, 2000 and $16.0 million during the year ended December 31, 1999. The net cash proceeds from financing activities during the year ended December 31, 2000 were primarily from net proceeds of $113.9 million from our initial public offering in July 2000 as well as $30.1 million from the issuance of preferred stock. The net cash proceeds from financing activities for the year ended December 31, 1999 were primarily from the issuance of preferred stock.

We occupy a corporate research and development facility under a lease which expires in April 2013. The lease provides us with options to extend for two additional five-year periods. We have also entered into capital lease agreements for various lab and office equipment. The terms of these capital lease agreements range from 48 to 60 months. At December 31, 2001, current total minimum annual payments under these capital leases were approximately $574,000 in 2002, $382,000 in 2003 and $44,000 in 2004.

In January 2001, we purchased a facility we were previously leasing, as well as the adjoining building, at 6138-6150 Nancy Ridge Drive in San Diego for cash of $5.4 million.

In February 2001, we acquired all of the outstanding capital stock of Bunsen Rush Laboratories for cash of $15.0 million.

In November 2001, we acquired a facility at 6154 Nancy Ridge Drive in San Diego for cash of $5.3 million.

Also in November 2001, we acquired a facility at 6114 Nancy Ridge Drive in San Diego for cash of $1.2 million.

Based on the research collaborations we already have in place and our current internal business plan, we expect to hire an additional 100 to 120 employees, primarily research scientists and development staff, by the end of 2002. While we believe that our current capital resources and anticipated cash flows from collaborations will be sufficient to meet our capital requirements for at least the next two years, we may require additional financing before such time. The estimated length of time current cash and cash equivalents, short-term investments and available borrowings will sustain our operations is based on estimates and assumptions we have made, including the scientific progress in our research and development programs, additional personnel costs, progress in pre-clinical testing, the time and cost related to proposed regulatory approvals, if any, cost associated with securing in-licensing opportunities, if any, and the costs of filing and prosecution of patent applications and enforcing patent claims. These estimates and assumptions are subject to change at any time due to technological advances or competition from other companies. We cannot assure you that adequate funding will be available to us or, if available, that such funding will be available on acceptable terms. Any shortfall in funding could result in the curtailment of our research and development efforts.

Income Taxes

As of December 31, 2001, we had approximately $13.3 million of net operating loss carryforwards and $2.2 million of research and development tax credit carryforwards for federal income tax purposes. These carryforwards expire on various dates beginning in 2012. These amounts reflect different treatment of expenses for tax reporting than is used for financial reporting. United States tax law contains provisions that may limit our ability to use net operating loss and tax credit carryforwards in any year, or if there has been a significant ownership change. Any future significant ownership change may limit the use of our net operating loss and tax credit carryforwards.

Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash equivalents and short-term investments. We do not use derivative financial instruments in our investment portfolio. Our cash and investment policy emphasizes liquidity and preservation of principal over other portfolio considerations. We select investments that maximize interest income to the extent possible within these guidelines. If market interest rates were to decrease by 1% from December 31, 2001, we would expect future interest income from our portfolio to decline by less than $2.3 million over the next 12 months. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus earned interest.

CONSOLIDATED BALANCE SHEETS | •

December 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$176,676,669	$144,413,176
Short-term investments	50,247,624	—
Accounts receivable	3,481,250	2,116,146
Prepaid expenses	2,903,281	1,685,122
Total current assets	233,308,824	148,214,444
Land, property and equipment, net	23,268,567	4,265,260
Acquired technology, net	14,097,204	—
Deposits, restricted cash, investments and other assets	6,299,115	232,225
Total assets	$276,973,710	$152,711,929
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 2,329,426	$ 615,201
Accrued compensation	620,404	300,339
Current portion of deferred revenues	2,386,029	220,000
Current portion of obligations under capital leases	499,387	480,538
Total current liabilities	5,835,246	1,616,078
Obligations under capital leases, less current portion	402,092	960,517
Deferred rent	871,867	866,009
Deferred revenues	390,827	485,000
Commitments		
Redeemable convertible preferred stock, $.0001 par value: 7,500,000 shares authorized at December 31, 2001 and 2000; no shares issued and outstanding at December 31, 2001 and 2000	—	—
Stockholders' equity:		
Common stock, $.0001 par value: 67,500,000 shares authorized at December 31, 2001 and 2000; 27,585,048 and 22,688,313 shares issued and outstanding at December 31, 2001 and December 31, 2000, respectively	2,759	2,268
Additional paid-in capital	300,649,789	177,373,030
Accumulated other comprehensive gain	6,790	—
Deferred compensation	(3,611,933)	(7,899,970)
Accumulated deficit	(27,573,727)	(20,691,003)
Total stockholders' equity	269,473,678	148,784,325
Total liabilities and stockholders' equity	$276,973,710	$152,711,929

[SEE ACCOMPANYING NOTES]

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31,	2001	2000	1999
Revenues			
Collaborative agreements	$16,643,999	$ 7,683,396	$ —
Collaborative agreements with affiliates	1,416,000	—	—
Total revenues	18,059,999	7,683,396	—
Operating expenses:			
Research and development	22,864,250	12,080,204	8,336,483
General and administrative	5,390,446	2,678,980	1,814,023
Amortization of deferred compensation ($2,710,464, $3,018,623 and $264,419 related to research and development expenses and $1,529,276, $1,324,273 and $113,690 related to general and administrative expenses for the years ended December 31, 2001, 2000 and 1999, respectively)	4,239,740	4,342,896	378,109
Amortization of acquired intangibles	1,280,830	—	—
Total operating expenses	33,775,266	19,102,080	10,528,615
Interest income	7,609,893	4,644,471	446,848
Interest expense	(112,188)	(220,483)	(165,603)
Gain on sale of investments	1,183,977	575,855	—
Other income	354,463	56,871	9,420
Minority interest in TaiGen	(203,602)	—	—
Net loss	(6,882,724)	(6,361,970)	(10,237,950)
Non-cash preferred stock charge	—	(22,391,068)	—
Net loss applicable to common stockholders	$ (6,882,724)	$(28,753,038)	$(10,237,950)
Net loss per share, basic and diluted	$ (0.28)	$ (2.84)	$ (10.05)
Shares used in calculating net loss per share, basic and diluted	24,989,067	10,139,755	1,018,359

[SEE ACCOMPANYING NOTES]

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2001	2000	1999
Operating Activities			
Net loss	$ (6,882,724)	$ (6,361,970)	$(10,237,950)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	1,628,575	787,829	399,278
Minority interest	203,602	—	—
Amortization of acquired technology	1,280,830	—	—
Amortization of deferred compensation	4,239,740	4,342,896	378,109
Amortization/accretion of short-term investment premium/discount	53,374	—	—
Interest accrued on notes payable to related party	—	41,262	80,635
Deferred rent	5,858	72,886	45,699
Deferred financing costs	—	—	150,711
Change in operating assets and liabilities:			
Accounts receivable	(1,365,104)	(2,116,146)	—
Prepaid expenses and other assets	(1,218,159)	(1,657,279)	(110,071)
Deferred revenues	(1,616,582)	705,000	—
Accounts payable and accrued expenses	2,034,290	49,126	624,195
Net cash used in operating activities	(1,636,300)	(4,136,396)	(8,669,394)
Investing Activities			
Acquisition of Bunsen Rush	(15,000,000)	—	—
Purchases of short-term investments	(51,292,856)	—	—
Sales of short-term investments	998,648	—	—
Purchases of land, property and equipment	(20,631,882)	(2,279,707)	(2,007,020)
Investment, restricted cash and other assets	(2,960,088)	90,882	(98,383)
Net cash used in investing activities	(88,886,178)	(2,188,825)	(2,105,403)
Financing Activities			
Advances under capital lease obligations	—	377,015	1,562,690
Principal payments on capital leases	(539,576)	(515,551)	(116,427)
Proceeds from issuance of redeemable preferred stock	—	30,065,334	14,132,224
Proceeds from issuance of common stock	123,325,547	115,410,091	28,575
Proceeds from convertible note payable to related party	—	—	375,000
Net cash provided by financing activities	122,785,971	145,336,889	15,982,062
Net increase in cash and cash equivalents	32,263,493	139,011,668	5,207,265
Cash and cash equivalents at beginning of period	144,413,176	5,401,508	194,243
Cash and cash equivalents at end of period	$176,676,669	$144,413,176	$ 5,401,508
Supplemental Disclosure of Cash Flow Information			
Interest paid	$ 112,189	$ 179,221	$ 84,968
Conversion of convertible note to related party into common stock	$ —	$ 975,574	$ —
Conversion of convertible note to related party into redeemable preferred stock	$ —	$ —	$ 1,521,082
Schedule of non-cash activities:			
Deferred revenue assumed in Bunsen Rush acquisition	$ 430,034	$ —	$ —
Equity investment in TaiGen for services to be performed	$ 3,310,404	$ —	$ —

[SEE ACCOMPANYING NOTES]

• | CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock	
	Shares	Amount
Balance at December 31, 1998	1,043,500	$ 104
Issuance of common stock upon exercise of options	72,875	7
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Balance at December 31, 1999	1,116,375	111
Issuance of common stock upon exercise of options, net of repurchases	808,300	81
Issuance of common stock upon exercise of warrants	410,060	41
Conversion of convertible note into common stock	755,000	75
Issuance of common stock in initial public offering, net of offering costs of $10,274,000	6,900,000	690
Conversion of preferred stock to common stock upon closing of initial public offering	12,698,578	1,270
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Balance at December 31, 2000	22,688,313	2,268
Issuance of common stock upon exercise of options, net of repurchases	123,100	13
Issuance of common stock upon exercise of options under the employee stock purchase plan	23,635	3
Issuance of common stock in public offering, net of offering costs of $7,599,970	4,750,000	475
Deferred compensation related to stock options	—	—
Amortization of deferred compensation	—	—
Net loss	—	—
Net unrealized gain on available-for-sale securities	—	—
Net comprehensive loss		
Balance at December 31, 2001	27,585,048	$2,759

[SEE ACCOMPANYING NOTES]

Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity (Deficit)
$ 22,696	$ —	$ —	$ (4,091,083)	$ (4,068,283)
28,568	—	—	—	28,575
1,004,064	—	(1,004,064)	—	—
—	—	378,109	—	378,109
—	—	—	(10,237,950)	(10,237,950)
1,055,328	—	(625,955)	(14,329,033)	(13,899,549)
360,044	—	—	—	360,125
1,123,925	—	—	—	1,123,966
975,499	—	—	—	975,574
113,925,310	—	—	—	113,926,000
48,316,013	—	—	—	48,317,283
11,616,911	—	(11,616,911)	—	—
—	—	4,342,896	—	4,342,896
—	—	—	(6,361,970)	(6,361,970)
177,373,030	—	(7,899,970)	(20,691,003)	148,784,325
81,357	—	—	—	81,370
219,144	—	—	—	219,147
123,024,555	—	—	—	123,025,030
(516,371)	—	516,371	—	—
468,074	—	3,771,666	—	4,239,740
—	—	—	(6,882,724)	(6,882,724)
—	6,790	—	—	6,790
				(6,875,934)
$300,649,789	$6,790	$ (3,611,933)	$(27,573,727)	$269,473,678

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Summary of Significant Accounting Policies

The Company

Arena Pharmaceuticals, Inc. (the "Company") was incorporated on April 14, 1997 and commenced operations in July 1997. The Company operates in one business segment and is focused principally on discovering and developing drugs that target G protein-coupled receptors ("GPCRs"), using constitutively activated receptor technology ("CART") and other technologies, to identify drug leads more efficiently than traditional drug discovery techniques.

Principles of Consolidation

The Company's financial statements include the activity of its wholly owned subsidiary, BRL Screening, Inc. since its formation in February 2001. The financial statements do not include the accounts of its majority-owned subsidiary, Aressa Pharmaceuticals, Inc. ("Aressa") that was formed in August 1999. The Company's carrying value for its investment in Aressa is zero because it made no financial contribution to Aressa in exchange for its ownership interest. In addition, the Company is not required to reimburse the outside investor for any losses Aressa incurs and has therefore not consolidated Aressa's activity, which has been minimal.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less when purchased.

Available-for-Sale Securities

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Debt and Equity Securities," short-term investments are classified as available-for-sale. These securities are carried at fair value, with unrealized gains and losses reported as accumulated other comprehensive income. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines judged to be other than temporary, if any, are included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends on available-for-sale securities are included in interest income. Investments held as of December 31, 2001 consist primarily of Federal Agency obligations, U.S. corporate debt securities and mortgage-backed securities.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value due to the short-term maturity of these instruments. Short-term investments are carried at fair value.

Concentration of Credit Risk and Major Customers

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and short-term investments. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

Two collaborative partners individually accounted for 46.9% and 34.6% of total revenues during the year ended December 31, 2001 and 67.6% and 31.0% of total revenues during the year ended December 31, 2000. The same collaborative partners accounted for 97.1% of accounts receivable as of December 31, 2001 and for all accounts receivable as of December 31, 2000.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets (3 to 7 years) using the straight-line method. Buildings and building improvements are stated at cost and depreciated over the estimated useful life estimated to be approximately 20 years using the straight-line method. Amortization of leasehold improvements and assets under capital leases are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term.

Intangible Assets

Acquired technology and other purchased intangibles from the Company's acquisition of Bunsen Rush Laboratories, Inc. ("Bunsen Rush") is being amortized over the estimated useful life of 10 years using the straight-line method.

Long-Lived Assets

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. While the Company's current and historical operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the carrying value of the assets. To date, no such impairments have occurred.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense and amounts paid under the lease agreements is recorded as deferred rent in the accompanying balance sheets.

Stock-Based Compensation

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's stock option and purchase plans are accounted for under Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees." In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions Involving Stock Compensation—An Interpretation of APB 25." The Company adopted this interpretation in 2000 and its adoption had no significant effect on the Company's consolidated financial statements. In addition, the Company has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation (Note 9).

Stock compensation charges for options issued to non-employees have been determined in accordance with SFAS No. 123 and EITF 96-18 "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services" as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably

• | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

measured. Stock compensation charges are periodically remeasured as the underlying options vest and are included in deferred compensation in the financial statements.

Revenues

The Company's revenue recognition policies are in accordance with the Securities and Exchange Commission Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements." SAB 101 provides guidance related to revenue recognition based on the interpretations and practices developed by the Securities and Exchange Commission. Many of the Company's agreements contain multiple elements, including downstream milestone and royalty obligations.

Revenue from milestones is recognized when earned, as evidenced by written acknowledgment from the collaborator, provided that (i) the milestone event is substantive and its achievability was not reasonably assured at the inception of the agreement, and (ii) the Company's performance obligations after the milestone achievement will continue to be funded by the collaborator at a comparable level to before the milestone achievement. If both of these criteria are not met, the milestone payment is recognized over the remaining minimum period of the Company's performance obligations under the agreement. Upfront fees under the Company's collaborations are deferred and recognized over the period the related services are provided. Amounts received for research funding for a specified number of full time researchers are recognized as revenue as the services are provided, as long as the amounts received are not refundable regardless of the results of the research project. Amounts received for research funding are recognized as revenues as the services are performed.

Research and Development Costs

All research and development expenses are expensed in the year incurred and consist primarily of personnel related expenses and laboratory expenses.

Patent Costs

Costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

Income Taxes

In accordance with SFAS No. 109, "Accounting for Income Taxes," a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Comprehensive Loss

In accordance with SFAS No. 130, "Reporting Comprehensive Loss," all components of comprehensive loss, including net loss, are reported in the financial statements in the period in which they are recognized. Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. The Company's other comprehensive loss consists of gains and losses on available-for-sale securities and is reported in the consolidated statement of stockholders' equity.

Net Loss Per Share

Basic and diluted loss per common share are presented in conformity with SFAS No. 128, "Earnings per Share," for all periods presented.

In accordance with SFAS No. 128, basic and diluted loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase.

The following table presents the calculation of net loss per share:

Year Ended December 31,	2001	2000	1999
Net loss applicable to common stockholders	$(6,882,724)	$(28,753,038)	$(10,237,950)
Basic and diluted net loss per share	$ (0.28)	$ (2.84)	$ (10.05)
Weighted-average shares used in computing net loss per share, basic and diluted	24,989,067	10,139,755	1,018,359

The Company has excluded all outstanding stock options and warrants, and shares subject to repurchase from the calculation of diluted loss per common share because all such securities are antidilutive for all years presented. The total number of shares excluded from the calculation of diluted net loss per share, prior to application of the treasury stock method for stock options, was 291,499, 509,850 and 81,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Such securities, had they been dilutive, would have been included in the computation of diluted net loss per share.

Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.

Segment Reporting
SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires the use of a management approach in identifying segments of an enterprise. Management has determined that the Company operates in one business segment.

Acquisition
On February 15, 2001, the Company completed its acquisition of Bunsen Rush Laboratories, Inc. ("Bunsen Rush") pursuant to an Agreement and Plan of Merger dated February 15, 2001. Bunsen Rush was a research-based company that provided receptor screening for the pharmaceutical and biotechnology industries using its proprietary and patented Melanophore technology. The purchase price was $15.0 million in cash.

The acquisition was accounted for as a purchase. Costs related to the acquisition, which were nominal, have been expensed. The purchase price was allocated as follows:

Existing technology	$15,378,000
Assembled workforce	47,000
Non-current assets	5,000
Current liabilities	(430,000)
Total	$15,000,000

The acquired technology is being amortized over its estimated useful life of ten years. The estimated useful life of ten years was determined based on an analysis, as of the acquisition date, of conditions in, and the economic outlook for the pharmaceutical and biotechnology industries, the patent life of the technology and the history, current state and planned future operations of Bunsen Rush.

The acquisition was effected in the form of a merger of Bunsen Rush into BRL Screening, Inc., ("BRL") a newly formed wholly-owned subsidiary of the Company. BRL's results from operations have been included in the Company's results from operations since February 15, 2001. If the acquisition would have occurred on January 1, 2001 or January 1, 2000, pro forma financial information would not have differed materially from actual results.

Effect of New Accounting Standards

In July 2001, the Financial Accounting Standards Board issued FASB Statements Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets" ("SFAS 141" and "SFAS 142," respectively). SFAS 141 replaces Accounting Principles Board Opinion No. 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for goodwill. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Under SFAS 142, goodwill will be tested annually and whenever events or circumstances occur indicating that goodwill might be impaired. SFAS 141 and SFAS 142 are effective for all business combinations completed after June 20, 2001. Upon adoption of SFAS 142, amortization of goodwill recorded for business combinations consummated prior to July 1, 2001 will cease, and intangible assets acquired prior to July 1, 2001 that do not meet the criteria for recognition under SFAS 141 will be reclassified to goodwill. Companies are required to adopt SFAS 142 for fiscal years beginning after December 15, 2001, but early adoption is permitted under certain circumstances. The adoption of these standards is not expected to have a material impact on the Company's results of operations and financial position.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30. While earlier application is encouraged, SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The Company does not believe the adoption of SFAS No. 144 will have a material impact on its financial statements.

2. Investment In ChemNavigator

In January 1999, the Company began development of an Internet-based search engine that allows scientists to search for compounds based primarily on the similarity of chemical structures. In May 1999, ChemNavigator was incorporated and in June 1999, the Company licensed to ChemNavigator a website, the trademark ChemNavigator and goodwill associated with the trademark, intellectual property related to the search engine, as well as technology needed to perform chemical similarity searches. In return, the Company received 2,625,000 shares of preferred stock in ChemNavigator valued at approximately $2.6 million based on independent investors' participation in ChemNavigator's Series A preferred round of financing. However, the Company's historical cost basis in the licensed technology was zero and the Company therefore recorded its investment in ChemNavigator at zero. As of December 31, 2001 and 2000, the Company's equity ownership represented approximately 35% and 34%, respectively, of the outstanding voting equity securities of ChemNavigator. ChemNavigator has an accumulated deficit and since the Company is under no obligation to reimburse the other ChemNavigator stockholders for its share of ChemNavigator's losses, the Company has not included any of ChemNavigator's loss in the Company's Consolidated Statements of Operations.

The Company subleases office space to ChemNavigator. The current sublease payment of $5,942 per month can be adjusted monthly based upon changes in the number of ChemNavigator employees.

Jack Lief, the Company's President and Chief Executive Officer, is also the Chairman of the Board of ChemNavigator. Robert Hoffman, the Company's Vice President, Finance, is also the Chief Financial Officer of ChemNavigator.

3. Investment in Aressa Pharmaceuticals, Inc.

In October 2000, the Company received shares of preferred stock in Aressa that constitute approximately 83% of the presently outstanding voting equity securities of Aressa, valued at $5.0 million based on the participation of an independent investor in Aressa's Series A preferred round of financing raising gross proceeds of $1.0 million. The Company's carrying value for its investment in Aressa is zero because it made no financial contribution to Aressa in exchange for its ownership interest. In addition, the Company is not required to reimburse the outside investor for any losses Aressa incurs. Through December 31, 2001 Aressa has had limited activity and the amounts of its assets and liabilities are currently immaterial to the Company's consolidated financial statements. Therefore, the Company has not included the accounts of Aressa in its consolidated financial statements.

Jack Lief, the Company's President and Chief Executive Officer, is also the Chief Executive Officer and President of Aressa. Joyce Williams, the Company's Vice President, Drug Development is also the Vice President, Regulatory and Clinical Affairs of Aressa.

4. Available-for-Sale Securities

Available-for-sale securities at December 31, 2001 consist of the following:

	Amortized Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Mortgage-backed securities	$11,394,981	$32,249	$ (3,750)	$11,423,480
Corporate debt securities	19,870,831	19,346	(72,037)	19,818,140
Federal agency notes	18,974,798	31,206	—	19,006,004
Total available-for-sale securities	$50,240,610	$82,801	$(75,787)	$50,247,624

• | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The Company also had short-term investments in commercial paper, with maturity dates of three months or less when purchased, as a component of cash and cash equivalents, of $8,245,660 and an associated unrealized loss of $224 at December 31, 2001. The gross realized gains and losses were not material for the period ended December 31, 2001. The amortized cost and estimated fair value of available-for-sale securities by contractual maturity at December 31, 2001 are shown below:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 5,079,827	$ 5,089,977
Due after one year through four years	45,160,783	45,157,647
	$50,240,610	$50,247,624

5. Property and Equipment

Property and equipment consists of the following:

December 31,	2001	2000
Laboratory and computer equipment	$ 7,600,627	$ 3,659,632
Furniture, fixtures and office equipment	428,048	267,841
Land, building and capital improvements	13,976,420	—
Leasehold improvements	4,268,882	1,714,622
	26,273,977	5,642,095
Less accumulated depreciation and amortization	(3,005,410)	(1,376,835)
Net property and equipment	$23,268,567	$ 4,265,260

Cost and accumulated amortization of equipment under capital leases totaled approximately $2.2 million and $1.2 million, and approximately $2.3 million and $810,000, at December 31, 2001 and 2000, respectively.

6. Convertible Notes Payable to Related Parties

In 1997, the Company issued a convertible note payable to Tripos, Inc. ("Tripos"), a significant stockholder, for the principal amount of $755,000 at an annual interest rate of 9.5%. In 2000, upon the closing of the Company's initial public offering, all outstanding principal and accrued interest under this convertible note was converted into 755,000 shares of common stock. Interest expense for the years ended December 31, 2000 and 1999 was approximately $41,000 and $72,000, respectively.

In 1998, the Company issued a convertible note payable to Tripos, for a principal amount of up to $1,500,000 at an annual interest rate of 9.5%. The Company received proceeds of $1,125,000 on this note payable in 1998, and $375,000 in 1999. In 1999, all outstanding principal and accrued interest under this convertible note payable was converted into 435,840 shares of Series D redeemable convertible preferred stock. Upon the closing of the Company's initial public offering, these shares converted into common stock of the Company.

At the date each note was entered into, the note was convertible into stock at the then-current fair value of such stock, and therefore there was no beneficial conversion feature associated with the notes.

7. Commitments

Leases

In 1997, the Company leased its facility located at 6166 Nancy Ridge Drive in San Diego, California under an operating lease that had an expiration date in 2004. The Company had an option to buy the facility during the first 12 months of the lease term for $2,141,309. In 1998, the Company assigned the option to a publicly traded Real Estate Investment Trust ("REIT") in exchange for $733,322 in cash. The $733,322 in cash is being recognized on a straight-line basis as a reduction in the rent expense on the underlying lease. In addition, the Company signed a new lease with the REIT, which expires in 2013. The lease provides the Company with an option to extend the lease term via two five-year options. Under the terms of the new lease, effective April 30, 1998, monthly rental payments will be increased on April 30, 2000 and annually thereafter by 2.75%. In accordance with the terms of the new lease, the Company is required to maintain restricted cash balances totaling $79,955 on behalf of the landlord as rent deposits throughout the term of the lease.

In 2000, the Company leased an additional facility located at 6150 Nancy Ridge Drive in San Diego, California under an operating lease which would have expired in 2013. In January 2001, the Company purchased this facility, along with the adjacent facility at 6138 Nancy Ridge Drive, for approximately $5.4 million in cash.

Rent expense was $585,252, $728,369 and $598,903 for the years ended December 31, 2001, 2000 and 1999, respectively.

Annual future minimum lease obligations as of December 31, 2001 are as follows:

Year Ending December 31,	Operating Leases	Capital Leases
2002	$1,171,037	$ 573,830
2003	1,186,973	382,442
2004	772,716	43,646
2005	645,605	—
2006	645,988	—
Thereafter	4,522,196	—
Total minimum lease payments	$8,944,515	999,918
Less amount representing interest		(98,439)
Present value of minimum lease obligations		901,479
Less current portion		(499,387)
Long-term portion of capital lease obligations		$ 402,092

Future minimum rentals to be received under non-cancelable leases and subleases which expire within the next 12 months as of December 31, 2001 totaled approximately $120,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. Significant Collaborations

Collaborative Agreement with Eli Lilly

In April 2000, the Company entered into a research alliance with Eli Lilly and Company ("Eli Lilly"). The collaboration with Eli Lilly principally focuses on the central nervous system and also includes GPCRs of potential interest in the cardiovascular and oncology fields.

During the collaboration, the Company will pursue an agreed-upon research plan with Eli Lilly that has several objectives. During the term of the collaboration, the Company and Eli Lilly will mutually review and select GPCRs that will become subject to the collaboration. These GPCRs may be provided either by the Company or by Eli Lilly. All of the Company's CART-activated GPCRs existing as of the effective date of the agreement are excluded from the collaboration. The Company and Eli Lilly will each share their respective knowledge of the GPCRs that become subject to the collaboration to validate and CART-activate selected receptors. The Company and Eli Lilly will jointly select a number of proprietary GPCRs for CART-activation, and the Company will then provide Eli Lilly with enabled high-throughput screens for use at either party's facilities. During the term of the agreement, the Company will continue to receive research funding from Eli Lilly for internal resources committed to the collaboration, which will be augmented by substantial resources by Eli Lilly. The Company and Eli Lilly are jointly responsible for identifying drug leads and Eli Lilly will be responsible for the pre-clinical and clinical testing and development of drug candidates. The Company may receive $1.25 million per receptor based upon milestone payments in connection with the successful application of CART to each receptor, and up to an additional $6.0 million based upon clinical development milestone achievements for each drug candidate discovered using CART. The Company may also receive additional milestone and royalty payments associated with the commercialization of drugs discovered using CART, if any. The Company and Eli Lilly may never achieve development or commercialization milestones.

Once the assay development fee has been paid for a CART-activated GPCR, Eli Lilly will have exclusive rights to screen chemical libraries, discover drug candidates that target that GPCR, and to develop, register and sell any resulting products worldwide. The Company retains rights to partner or independently develop GPCRs that do not become subject to the collaboration.

The term of the collaboration agreement with Eli Lilly is five years. Either Eli Lilly or the Company can terminate the agreement with or without cause effective three years after the date of the agreement by giving written notice prior to the conclusion of the 33rd month after the date of the agreement. In addition, either party can terminate the agreement at any time if the other party commits a material breach, and Eli Lilly can terminate the agreement at any time if, among other reasons, Eli Lilly does not approve suitable replacements for key employees who leave the Company. The parties will continue to have various rights and obligations under the agreement after the agreement is terminated. The extent of these continuing rights and obligations depends on many factors, such as when the agreement is terminated, by which party and for what reason. These continuing obligations may include further research and development efforts by the Company and a variety of payments by Eli Lilly.

Revenues recognized under the Eli Lilly collaboration were approximately $8.5 million for the year ended December 31, 2001, consisting of research funding of approximately $4.9 million, milestone achievements of $3.5 million and $100,000 from the amortization of the upfront payment, and $5.2 million for the year ended December 31, 2000 consisting of research funding of approximately $2.9 million, milestone achievements related to the activation of nine selected GPCRs for approximately $2.2 million, and $75,000 from the amortization of the upfront payment.

Collaborative Agreements with Taisho

In May 2000, the Company entered into an agreement with Taisho Pharmaceutical Co., Ltd. (Taisho) to initiate a research collaboration focused on several GPCRs selected by Taisho in therapeutic areas of interest to Taisho. Under the terms of the agreement, Taisho will receive exclusive, worldwide rights to the selected CART-activated GPCR targets and to any drug leads discovered using the CART-activated versions of these receptors. The Company may receive up to a total of $2.3 million in revenues per receptor associated with research, development and screening fees. The Company may also receive clinical development milestones, regulatory approval milestones and royalties on drug sales, if any.

In January 2001, the Company signed an amendment to the May 2000 agreement whereby Taisho was granted world-wide rights to the Company's 18-F Program, an obesity orphan receptor target and small molecule modulators. In accordance with the amendment, Taisho made a payment in April 2001 to the Company for the 18-F Program based upon work completed by the Company through the date of the amendment. In addition, the Company may receive additional milestone and research funding payments and royalties on drug sales, if any.

In March 2001, the Company entered into a receptor discovery agreement with Taisho. Under the terms of the agreement, the Company will identify the receptor that binds with a ligand that Taisho provided. If the Company is successful in identifying and cloning this receptor, the Company will CART-activate this receptor and provide a screening assay to Taisho. In connection with this agreement, Taisho paid the Company a one-time non-refundable research and development fee which is being recognized as revenue as the services are being performed. In addition, the Company may receive additional milestone payments and royalties on drug sales, if any.

Revenues recognized under the Taisho collaborations were approximately $6.2 million for the year ended December 31, 2001, consisting of approximately $4.8 million related to receptor activation selection, screening assay fees and research and development fees, $1.3 million related to research funding and $120,000 from the amortization of the upfront payment, and $2.4 million for the year ended December 31, 2000, consisting of milestone achievements of approximately $2.3 million related to receptor activation selection and screening assay fees and $80,000 from the amortization of the upfront payment.

Collaborative Agreement with Fujisawa

In January 2000, the Company entered into a collaborative agreement with Fujisawa Pharmaceutical, Co., Ltd. ("Fujisawa"). Under the collaboration, the Company will jointly validate up to 13 orphan GPCRs as drug screening targets. The Company will be responsible for receptor identification, location and regulation, and will apply CART to GPCRs selected by Fujisawa. The Company will also seek to validate screening assays based on the selected GPCRs. Fujisawa will be entitled to screen selected assays against its chemical compound library to identify drug candidates. Fujisawa will also be responsible for the pre-clinical and clinical development of any drug candidates that the Company or Fujisawa discover. The Company may also screen the selected GPCRs using the Company's in-house chemical library. If the Company and Fujisawa then achieve various milestones, the Company may receive up to a maximum of $3.5 million per selected receptor in assay transfer, screening and exclusivity fees, and up to a maximum of $2.0 million per selected receptor based upon the filing of one or more investigational new drug applications for each drug candidate discovered using a CART-activated receptor. The Company may also receive clinical development milestones, regulatory approval milestones and royalties on drug sales, if any. However, there can be no assurance that the Company and Fujisawa will achieve development or commercialization milestones under the agreement. The Company's collaborative agreement with Fujisawa will terminate upon the expiration of Fujisawa's obligation to make royalty payments under the agreement, if any. Fujisawa may terminate the agreement at any time by

• | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

providing the Company with written notice of their intention to do so and by returning any proprietary rights they have acquired under the agreement. Additionally, either party may terminate the agreement for a material breach of the agreement by the other party. The termination or expiration of the agreement will not affect any rights that have accrued to the benefit of either party prior to the termination or expiration. For the year ended December 31, 2001, the Company recognized $500,000 in milestone-based revenues under the Fujisawa collaboration. For the year ended December 31, 2000, no revenue was recorded by the Company from the Fujisawa collaboration.

Collaborative Agreement with ICI

In June 2001, the Company entered into an agreement with ICI to apply the Company's CART technology to olfactory and gustatory GPCRs. The feasibility period research under the agreement lasted approximately six months and included us using CART technology to develop olfactory and/or gustatory GPCR assays for ICI and then screening using compounds supplied by ICI businesses. Under the one-year exclusivity period of the agreement which started when the feasibility period ended, ICI shall have the exclusive right to request the Company to select additional sensory GPCRs to apply its CART technology and reimburse the Company for costs incurred in applying its technology. The Company may also receive royalties on related sales, if any. For the year ended December 31, 2001, the Company recognized revenues of $600,000 under the ICI agreement.

Collaborative Agreement with TaiGen

The Company entered into an agreement with TaiGen Biotechnology Co., Ltd. ("TaiGen"), a start-up biopharmaceutical organization focused on the discovery and development of innovative therapeutics, which became effective in July 2001. In exchange for $3.3 million in equity in TaiGen's Series A preferred financing, TaiGen has the right to select and obtain several GPCRs from the Company. The Company will activate and develop a screening assay and transfer selected activated receptors to TaiGen. The Company may also receive royalty payments based on annual TaiGen licensing revenue. The Company will not initially receive any cash payments from TaiGen. The Company's ownership interest in TaiGen is accounted for using the equity method of accounting. For the year ended December 31, 2001, the Company recognized revenue of $1.4 million for the transfer of selected receptor screens to TaiGen. This revenue is considered related party revenue as the Company's President and CEO is a member of the board of directors of TaiGen. One of the Company's outside directors is also a member of the board of directors of TaiGen. In addition, based upon the Company's ownership interest in TaiGen of approximately 17%, as well as the Company's representation on TaiGen's board of directors, the Company recorded its share of TaiGen's losses, increasing the Company's net loss for the year ended December 31, 2001 by approximately $204,000 and reducing its investment in TaiGen to $3.1 million.

Collaborative Agreement with Eisai

In August 2001, the Company entered into a Melanophore technology agreement with Eisai Co., Ltd. ("Eisai"), a Japan-based pharmaceutical company. The one-year agreement allows Eisai to use the Company's Melanophore technology for the identification of natural ligands to cell surface receptors. Eisai may extend the agreement for one additional year by payment of an extension fee. The Company may also receive consulting fees, research and development milestones and royalties on drug sales, if any. However, there can be no assurance that the Company and Eisai will achieve research and development or commercialization milestones under the agreement. For the year ended December 31, 2001, the Company recognized $414,000 in license revenues under the Eisai agreement.

Collaborative Agreements with Tripos

The Company has entered into a drug research collaboration agreement and a software license agreement with Tripos, a related party, and the Company may enter into additional agreements with Tripos for the joint development of drug leads using CART-activated receptors and Tripos' chemical library. The Company and Tripos will jointly share expenses and any proceeds resulting from the collaboration. In addition, during 2001, the Company paid Tripos $1,405,000 for compounds purchased outside of the existing agreements with Tripos, and the use of such compounds by the Company will not involve additional payments to Tripos.

9. Stockholders' Equity

Preferred Stock

In January 2000, March 2000 and April 2000, the Company sold Shares of Series E Convertible Redeemable Preferred Stock, Series F Convertible Redeemable Preferred Stock and Series G Convertible Redeemable Preferred Stock, respectively at what management believed was fair value. Subsequent to the commencement of the initial public offering process, the Company re-evaluated the fair value of its common stock as of January 2000, March 2000 and April 2000 and determined it to be $4.68, $13.50 and $13.50, respectively. In accordance with EITF 98-5 "Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," the Company recorded a non-cash preferred stock charge of $22.4 million for the year ended December 31, 2000. The Company recorded the charge at the date of issuance by offsetting charges and credits to preferred stock, without any effect on total stockholders' equity. The non-cash preferred stock charge increases the loss applicable to common stockholders in the calculation of basic net loss per share for the year ended December 31, 2000.

Concurrent with the closing of the Company's initial public offering in July 2000, all outstanding shares of the Company's preferred stock converted into 12,698,578 shares of common stock. Following the conversion, the Company's certificate of incorporation was amended and restated. Under the restated certificate, the Board has the authority, without further vote or action by stockholders, to issue up to 7,500,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference, any or all of which may be greater than the rights of the common stock.

Incentive Stock Plan

The Company's Amended and Restated 1998 Equity Compensation Plan (the "1998 Plan") provides designated employees of the Company, certain consultants and advisors who perform services for the Company, and non-employee members of the Company's Board of Directors with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. The options and restricted stock generally vest 25% a year for four years and are immediately exercisable up to ten years from the date of grant. At December 31, 2001, 1,500,000 shares of common stock were authorized for issuance under the 1998 Plan.

The Amended and Restated 2000 Equity Compensation Plan (the "2000 Plan") provides designated employees of the Company, certain consultants and advisors who perform services for the Company, and non-employee members of the Company's Board of Directors with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. The options and restricted stock generally vest 25% a year for four years and are immediately exercisable up to ten years from the date of grant. At December 31, 2001, 2,000,000 shares of common stock were authorized for issuance under the 2000 Plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Unvested shares issued to the Company's employees, consultants, advisors and non-employee members of the Company's Board of Directors pursuant to the exercise of options are subject to repurchase, at the original purchase price, in the event of termination of employment or engagement. In the event the Company elects not to buy back any such unvested shares, the unvested options will be expensed at their fair value at that point in time. At December 31, 2001, 291,499 shares of common stock, issued pursuant to the exercise of options, were subject to repurchase by the Company. In accordance with SFAS No. 128, the Company has excluded unvested common stock arising from exercised options in its basic loss per share calculations.

The following tables summarize the Company's stock option activity and related information for the years ended December 31:

	2001		2000		1999	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at January 1,	1,064,475	$12.44	684,600	$ 0.40	407,500	$0.20
Granted	895,700	18.89	1,215,175	11.07	373,100	0.60
Exercised	(129,850)	0.59	(809,425)	0.46	(90,375)	0.33
Cancelled	(100,125)	19.82	(25,875)	1.66	(5,625)	0.47
Outstanding at December 31,	1,730,200	$16.21	1,064,475	$12.44	684,600	$0.40

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number Outstanding at December 31, 2001	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2001	Weighted-Average Exercise Price
$ 0.20–$ 2.00	403,000	7.8 Years	$ 0.68	102,825	$ 0.56
$ 9.05–$16.00	381,500	9.4 Years	13.06	0	0.00
$18.12–$24.23	580,950	8.8 Years	22.65	117,750	23.73
$25.58–$31.34	364,750	9.5 Years	26.41	14,000	30.99
$ 0.20–$31.34	1,730,200	8.9 Years	$16.21	234,575	$14.00

At December 31, 2001, 2000 and 1999, 291,499, 509,850 and 63,500 shares of common stock issued upon the exercise of options were subject to repurchase at the original purchase price at a weighted-average price of $.58, $.51 and $.23, respectively. At December 31, 2001 and 2000, 704,525 and 1,492,233 shares, respectively, were available for future grant. The 1,730,200 options not exercised at December 31, 2001 can be exercised at any time; however, unvested shares are subject to repurchase at the original purchase price if a grantee terminates prior to vesting.

In 2000, the Company granted 516,250 stock options to employees at less than the market price of the stock on the date of grant. These options had a weighted-average exercise price of $24.95 and a weighted-average grant date fair value of $22.12. For options granted at the market value, the weighted-average exercise price and weighted-average grant date fair value were $0.72 and $0.23, respectively.

Pro forma information regarding net income is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. For options granted through July 27, 2000, the fair value of options granted were estimated at the date of grant using the minimum value pricing model with the following weighted-average assumptions: risk-free interest rate of 6.5%, dividend yield of 0%, and weighted-average expected life of the option of five years. For options granted from July 28, 2000 to December 31, 2000 the fair value of the options was estimated at the date of grant using the Black-Scholes method for option pricing with the following weighted-average assumptions: risk-free interest rate of 6.5%, dividend yield of 0%, expected volatility of 90% and weighted-average expected life of the option of five years. For options granted from January 1, 2001 to December 31, 2001 the fair value of the options was estimated at the date of grant using the Black-Scholes method for option pricing with the following weighted-average assumptions: risk-free interest rate of 2.8%, dividend yield of 0%, expected volatility of 113% and weighted-average expected life of the option of five years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's adjusted pro forma information is as follows:

Year Ended December 31,	2001	2000	1999
Adjusted pro forma net loss	$(11,807,000)	$(29,890,000)	$(10,250,000)
Adjusted pro forma basic net loss per share	$ (0.47)	$ (2.95)	$ (10.07)

The effects of applying SFAS No. 123 for providing pro forma disclosures are not likely to be representative of the effect on reported net income (loss) for future years.

In connection with the grant of stock options to employees, the Company recorded deferred stock compensation totaling $226,000 and $11.6 million during the years ended December 31, 2001 and 2000, respectively. The deferred stock compensation represents the difference on the date such stock options were granted between the exercise price and the estimated market value of the Company's common stock as determined by the Company's management, or after July 28, 2000, the quoted market value. Deferred compensation is included as a reduction of stockholders' equity and is amortized to expense over the vesting period of the options in accordance with FASB Interpretation No. 28, which permits an accelerated amortization methodology. The Company recorded amortization of deferred compensation expense of approximately $4.2 million during the year ended December 31, 2001 and $4.3 million during the year ended December 31, 2000. As of December 31, 2001, the Company anticipates that total charges to be recognized in future periods from amortization of deferred stock compensation will be $2.5 million for the year ending December 31, 2002, $1.0 million for the year ending December 31, 2003 and $112,000 for the year ending December 31, 2004.

Employee Stock Purchase Plan

The 2001 Arena Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company's Board of Directors in March 2001. The aggregate number of shares of the Company's common stock that may be issued pursuant to the Purchase Plan is 1,000,000. Under the Purchase Plan, employees can choose to have up to fifteen percent of their annual compensation withheld to purchase shares of common stock. The purchase price of the common stock is at 85 percent of the lower of the fair market value of the common

• | NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

stock at the enrollment or purchase date. As of December 31, 2001, 23,635 shares have been issued pursuant to the Purchase Plan.

Common Shares Reserved For Future Issuance

The following shares of Common Stock are reserved for future issuance at December 31, 2001:

Stock option plans	2,434,725
Employee stock purchase plan	976,365
Total	3,411,090

10. Employee Benefit Plan

The Company established a defined contribution employee retirement plan (the "401(k) Plan") effective January 1, 1998, conforming to Section 401(k) of the Internal Revenue Code ("IRC"). All eligible employees may elect to have a portion of their salary deducted and contributed to the 401(k) Plan up to the maximum allowable limitations of the IRC. Through March 31, 1999, the Company matched 50% of each participant's contribution up to the first 6% of annual compensation.

Effective April 1, 1999, the Company amended the 401(k) Plan, increasing the Company match to 100% of each participant's contribution up to the first 6% of annual compensation for all contributions made after April 1, 1999. During 2001, the Company's 401(k) Plan became a multiemployer Plan with its affiliate, ChemNavigator, Inc., in order to provide to its employees a better 401(k) plan with less fees and expenses. The change to the multiemployer plan had no effect on the Company's rate of contribution and the Company believes that there are not any future circumstances that would increase its obligations as a result of such change. The Company's matching portion, which totaled $496,859, $281,595, and $148,784 for the years ended December 31, 2001, 2000 and 1999, respectively, vests over a five-year period.

11. Income Taxes

Significant components of the Company's deferred tax assets at December 31, 2001 and 2000 are shown below. A valuation allowance of $13.1 million and $7.5 million has been recognized to offset the deferred tax assets as of December 31, 2001 and 2000, respectively, as realization of such assets is uncertain.

December 31,	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 5,440,000	$ 4,991,000
Research and development credits	3,176,000	2,089,000
Other, net	4,869,000	597,000
Net deferred tax assets	13,485,000	7,677,000
Valuation allowance for deferred tax assets	(13,131,000)	(7,509,000)
Total deferred tax assets	354,000	168,000
Deferred tax liabilities:		
Depreciation	(354,000)	(168,000)
Net deferred tax assets	$ —	$ —

At December 31, 2001, the Company had federal and California tax net operating loss carryforwards of approximately $13.3 million and $13.4 million, respectively. The federal and California tax net operating loss carryforwards will begin to expire in 2012 and 2005, respectively, unless previously utilized. The Company also has federal and California research tax credit carryforwards of approximately $2.2 million and $1.6 million respectively, which will begin to expire in 2012 unless previously utilized.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards could be limited in the event of cumulative changes in ownership of more than 50%. Such a change occurred in prior years. However, the Company does not believe such limitation will have a material effect upon the Company's ability to utilize the carryforwards.

12. Quarterly Financial Data (Unaudited)

2001 for quarter ended	Dec. 31	Sept. 30	June 30	March 31	Year
Revenues	$ 5,865,071	$ 3,472,338	$ 3,330,255	$ 5,392,335	$ 18,059,999
Amortization of non-cash deferred compensation	826,690	1,071,653	1,072,731	1,268,666	4,239,740
Net income (loss)	(2,802,484)	(2,019,554)	(3,145,680)	1,084,994	(6,882,724)
Basic and diluted earnings (loss) per share	$ (0.10)	$ (0.07)	$ (0.14)	$ 0.05	$ (0.28)

2000 for quarter ended	Dec. 31	Sept. 30	June 30	March 31	Year
Revenues	$ 4,079,999	$ 2,314,126	$ 1,289,271	$ —	$ 7,683,396
Amortization of non-cash deferred compensation	1,390,494	1,123,358	1,419,565	409,479	4,342,896
Net income (loss)	1,064,906	(1,418,594)	(2,886,082)	(3,122,200)	(6,361,970)
Non-cash preferred stock charge	—	—	(8,203,505)	(14,187,563)	(22,391,068)
Net income (loss) applicable to common stockholders	1,064,906	(1,418,594)	(11,089,587)	(17,309,763)	(28,753,038)
Basic and diluted earnings (loss) per share	$ 0.05	$ (0.09)	$ (8.47)	$ (15.92)	$ (2.84)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Arena Pharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Arena Pharmaceuticals, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arena Pharmaceuticals, Inc. at December 31, 2001 and 2000 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

San Diego, California
January 11, 2002

MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock has traded on the Nasdaq National Market under the symbol "ARNA." The following table sets forth, for the period indicated, the high and low bid quotations for the common stock as reported by the Nasdaq National Market.

Year ended December 31, 2000	High	Low
Third Quarter (from July 28, 2000)	$47.00	$18.00
Fourth Quarter	$44.00	$13.63

Year ended December 31, 2001	High	Low
First Quarter	$27.13	$11.56
Second Quarter	$33.10	$17.13
Third Quarter	$35.49	$ 8.65
Fourth Quarter	$13.02	$ 8.77

On February 1, 2002, the last reported sale price on the Nasdaq National Market for our common stock was $10.76 per share.

As of February 1, 2002 there were approximately 6,500 stockholders of record of the Company's common stock.

Dividends

We have never declared or paid any cash dividends on our capital stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings, if any, to fund the expansion and growth of our business. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board deems relevant.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. These forward-looking statements involve a number of risks and uncertainties. Such forward looking statements include the graphs, charts and statements about the Company's strategy and statements that are not historical facts, including statements which are preceded by the words "intends," "will," "plans," "expects," "anticipates," "estimates," "aims" and "believes" or similar words. For such statements, Arena claims the protection of the Private Securities Litigation Reform Act of 1995. Readers of the Annual Report are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Arena undertakes no obligation to update publicly or revise any forward-looking statements. Actual events or results may differ materially from Arena's expectations. Important factors that could cause actual results to differ materially from those stated or implied by Arena's forward looking statements due to risks and uncertainties associated with Arena's business include, but are not limited to, the following: the ability to complete Project Genesis, if at all, within a reasonable time period; future quarterly or annual financial results; the timing, success and cost of preclinical research, out-licensing endeavors and clinical studies; and receipt of additional milestone payments, if any, from collaborators. Additional risk factors that could cause actual results to differ materially from those in Arena's forward looking statements are disclosed in Arena's SEC reports, including, but not limited to, Arena's registration statement filed June 21, 2001 on Form S-1, as amended, its most recent quarterly report on Form 10-Q and its most recent annual report on Form 10-K.

Board of Directors

Dominic P. Behan, Ph.D.
Vice President, Research
Arena Pharmaceuticals, Inc.

Derek T. Chalmers, Ph.D.
Vice President, Research
Arena Pharmaceuticals, Inc.

Jack Lief
President & Chief Executive Officer
Arena Pharmaceuticals, Inc.

John P. McAlister, III, Ph.D.
President & Chief Executive Officer
Tripos, Inc.

Stefan Ryser, Ph.D.
Managing Partner
Bear Stearns Health Innoventures Management LLC

Michael Steinmetz, Ph.D.
General Partner
MPM Capital

Executive Officers

Jack Lief
President & Chief Executive Officer

Elaine Alexander, M.D., Ph.D.
Vice President, Experimental and Clinical Research

Dominic P. Behan, Ph.D.
Vice President, Research

Nigel R.A. Beeley, Ph.D.
Vice President, Chief Chemical Officer

Derek T. Chalmers, Ph.D.
Vice President, Research

Robert Hoffman, CPA
Vice President, Finance

Joseph F. Mooney
Chief Financial Officer

Louis J. Scotti
Vice President, Business Development

Steven W. Spector
Vice President, General Counsel & Secretary

Joyce H. Williams, R.A.C.
Vice President, Drug Development

Wholly Owned Subsidiaries

BRL Screening, Inc.
Jack Lief
President & Chief Executive Officer

Corporate Headquarters

Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive
San Diego, California 92121
Telephone 858.453.7200 Facsimile 858.453.7210

Annual Meeting

The Annual Meeting of Stockholders of Arena Pharmaceuticals, Inc. will be held on Tuesday, June 11, 2002 at 10:00 a.m. local time at 6166 Nancy Ridge Drive, San Diego, California 92121. For further information call 858.453.7200.

Information Available

Copies of the Company's Form 10-K, Form 10-Qs, proxy statement and other documents, as well as information on financial results, our technology and press releases are available through our home page on the Internet at the following address: www.arenapharm.com.

The Company's annual report to the Securities and Exchange Commission (Form 10-K) will be available to stockholders in March 2002. For a copy, please visit our web site or call Investor Relations at 858.453.7200 ext. 253, Facsimile 858.677.0505.

Investor Relations

Stockholders inquiries should be directed to:
Investor Relations
Arena Pharmaceuticals, Inc.
6166 Nancy Ridge Drive
San Diego, California 92121
Telephone 858.453.7200 ext. 253 Facsimile 858.677.0505

Independent Auditors

Ernst & Young LLP
501 West Broadway, Suite 1100
San Diego, California 92101
Telephone 619.235.5000 Facsimile 619.235.5151

Transfer Agent and Registrar

ComputerShare Investor Services
350 Indiana Street, Suite 800
Golden, Colorado 80401
Telephone 303.262.0600 Facsimile 303.262.0700

Stock Listing

Arena's common stock trades on The Nasdaq Stock Market® under the symbol ARNA.

Trademarks and Service Marks

The following trademarks and service marks in this report are the property of Arena Pharmaceuticals, Inc. or its subsidiaries: Arena Pharmaceuticals®, Arena®, Aressa™, CART™, and BRL Screening℠. The corporate logo is a registered trademark of Arena Pharmaceuticals, Inc.

Arena

Arena Pharm[illegible]
6166 Nancy [illegible]
San Diego, Cal[illegible]
Telephone 858.[illegible] 7200
[illegible] 858.4[illegible] 7210
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